United States Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

(Mark One)

☒Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

or

☐Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission file number 001-11001

Frontier Communications 401(k) Savings Plan

(Full title of the Plan)

Frontier Communications Corporation

401 Merritt 7

                Norwalk, CT  06851

(Name of issuer of the securities held

pursuant to the Plan and the address

of its principal executive offices)

FRONTIER COMMUNICATIONS 401(k) savings plan

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm)

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2016	3

Notes to Financial Statements	4 – 13

Supplemental Schedules: *

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2016	14

Signature	15

Consent of Independent Registered Public Accounting Firm	16

* Schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

of the Frontier Communications 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Frontier Communications 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015 and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Insero & Co. CPAs, LLP

Certified Public Accountants

Insero & Co. CPAs, LLP

Certified Public Accountants

Rochester, New York

June 16, 2017

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
ASSETS
Interest in Frontier Communications 401(k) Plans
Master Trust, at fair value	$2,560,166,374	$1,455,907,733

Receivables:
Notes receivable from participants	115,948,412	53,468,464
Participant contributions	4,295,947	2,474,095
Employer contributions	2,268,367	1,273,457
Receivables from other plans	-	8,135,637
Total receivables	122,512,726	65,351,653
Net assets available for benefits	$2,682,679,100	$1,521,259,386

See accompanying notes to financial statements.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

2016
Additions to net assets attributed to:
Investment income from Plan's interest in Frontier
Communications 401(k) Plans Master Trust	$145,216,511

Interest on notes receivable from participants	2,682,014

Contributions:
Participant	85,922,840
Employer	30,157,260
Rollovers	26,423,680
Total contributions	142,503,780

Total additions	290,402,305

Deductions from net assets attributed to:
Benefits paid to participants	(162,569,544)
Administrative and other expenses	(691,096)
Total deductions	(163,260,640)

Net increase in net assets available for benefits	127,141,665

Transfer in from Other Plans (see Note 1)	1,034,278,049

Net assets available for benefits:
Beginning of year	1,521,259,386
End of year	$2,682,679,100

See accompanying notes to financial statements.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(1)     Description of the Plan

General

The following brief description of the Frontier Communications 401(k) Savings Plan (the “Plan”) provides general and limited information.  Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions. Copies of the Plan document are available from the Plan sponsor.

(a)     Background

The Plan is a defined contribution plan sponsored and managed by Frontier Communications Corporation (“Frontier” or the “Company” or the “Plan Administrator”). Under the terms of the Plan, employees are eligible to participate in the Plan immediately following the employee’s completion of 30 days of service (the “entry date”), provided that the employee is employed by a participating employer in an eligible class of employees. Leased employees, individuals not on the employer’s payroll, per diem and casual workers, temporary employees, and scholarship students are ineligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In June 2015, Frontier acquired the defined assets and liabilities of a network services company. Under the terms of the agreements, former employees who were transferred to Frontier and covered by a former plan were transferred into the Plan. The Plan recorded a receivable at December 31, 2015, and assets were transferred into the Plan in January 2016, in the amount $8,135,637.

On April 1, 2016, Frontier acquired certain properties from Verizon Communications Inc. (“Verizon”) in California, Texas, and Florida (the “CTF Acquisition”) pursuant to the February 5, 2015 Securities Purchase Agreement, as amended.  As part of the CTF acquisition, total assets of approximately $314,663,535 were transferred into the Plan immediately from Verizon Savings Plan for Management Employees.

Additionally, under the terms of the agreements between Verizon and Frontier, Frontier established the Frontier Communications Corporate Services Inc. Savings and Security Plan for West Region (“The West Plan”) for former Verizon employees who were transferred to Frontier that provides benefits that are identical in all material respects to the benefits received by them under the Verizon Savings and Security Plan for West Region Hourly Employees.  Effective December 30, 2016, the West Plan was merged into the Plan and assets totaling $719,614,514 were transferred from the West Plan into the Plan on December 31, 2016.

 (b)    Contributions

Eligible employees may contribute, in 1% increments, up to 75% of their annual eligible compensation in elective pre-tax deferrals through payroll deductions, subject to certain maximum contribution restrictions. The maximum contribution allowed for deferral for U.S. federal income tax purposes in 2016 was $18,000.

In addition, eligible Company union employees covered by collective bargaining agreements may also elect to make after-tax contributions, in 1% increments of their annual eligible compensation, through payroll deductions up to 50% of the participant’s eligible compensation reduced by the percentage of eligible compensation deferred through elective pre-tax deferrals.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

The Plan allows for the election of Roth 401(k) contributions and regular after-tax contributions for non-union employees. No matching contributions are made with respect to regular after-tax contributions. Certain union employee Plan participants are eligible to receive matching contributions with respect to their Roth 401(k) and after tax contribution.

All employees eligible to make contributions under the Plan and who have attained or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code (“IRC”).  The maximum allowable catch-up contribution for 2016 was $6,000. No matching contributions are made with respect to a participant’s catch-up contributions.

Frontier matches 50% of each non-bargaining participant’s contribution up to 8% of each participant’s eligible compensation. Frontier contributions for participants covered by collective bargaining agreements are determined based on the terms of those agreements. Frontier contributions for non-union and union participants are allocated to Plan investments following the same method of allocation as that for participant-directed investments. Frontier changed their employer contribution match for the 2017 Plan year to 50% of each non-bargaining participant’s contribution up to 6% of each participant’s eligible compensation on January 1, 2017.

For certain union employees covered by collective bargaining agreements, Frontier may contribute Employer Fixed Contributions, Employer Matching Contributions, Discretionary Contributions and Special Transition-Year Contributions  (each as defined by the Plan). Participants should refer to their respective bargaining agreements for all employer contribution requirements.

(c)     Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Frontier’s contribution and (b) investment earnings or losses, and charged with withdrawals and an allocation of administrative expenses. Allocations are based on each participant’s investment election(s). The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(d)    Vesting

Participants are vested immediately in their contributions plus the allocated earnings thereon.  Participants become 100% vested in Frontier contributions and the related earnings on Frontier contributions upon disability, death or attainment of normal retirement age while an employee.  Except as otherwise noted, for any other termination of employment, the vesting schedule for Frontier contributions and related earnings is as follows:

Vesting
Years of Service	Percentage

Less than 2 years	0%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Employees that were previously part of the Frontier Communications Corporate Services Inc. Savings and Security Plan for West Region Hourly Employees that was merged into the Plan as of December 31, 2011 are fully vested after three years of service.  Certain employees that were previously part of the former AT&T 401(k) Plans that were merged into the Plan as of December 31, 2014 are fully vested after three years of service. Certain employees that were previously part of the former Verizon 401(k) Plans that were merged into the Plan during 2016 are fully vested after 3 years of service. Certain other employees, Frontier union employees and certain other employees covered by collective bargaining agreements are immediately 100% vested in all contributions and allocated earnings thereon.

 (e)    Notes Receivable from Participants

Participants in the Plan may request to borrow up to the lesser of 50% of their vested account balance or $50,000. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is processed plus 1%, and remains fixed at that rate for the term of the loan. The maximum loan repayment period is five years, or currently up to fifteen years for the purchase of a primary residence.  Loan repayments are after tax, and are credited to each participant’s account as the payments are made. A participant may repay a loan in full at any time by remitting his/her payment directly to the trustee of the Plan,  Fidelity Management Trust Company (the “Trustee”).  Any distribution following a participant’s termination of employment is reduced by any loan balance outstanding at the time of such distribution.

(f)     Payment of Benefits

Participants may keep any portion of their account in the Plan beyond the attainment of age 70 ½.  Inactive participants, after age 70 ½, must take the required minimum distribution of their balances on or before April 1st of the calendar year after they retire.

Upon termination of employment or permanent disability, a participant is entitled to receive a lump-sum distribution in cash, or stock for any balance invested in the Verizon Communications Inc. Common Stock Fund, AT&T Common Stock Fund, or the Frontier Communications Corporation

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Common Stock Fund, for the vested portion of his/her account. Participants may also elect to receive between 2 and 20 annual installments or monthly or annual installments over a period equal to the life expectancy of the participant. If the value of the terminating participant's vested account balance does not exceed $1,000, the participant’s balance will be distributed automatically at that time.

In-service withdrawals from a participant’s vested account balance are also permitted under limited circumstances such as attaining age 59  ½ or financial hardship.

(g)    Forfeitures

Forfeitures of nonvested Frontier contributions are applied first to the payment of Plan administrative expenses, to the extent not previously paid by Frontier, with any excess being applied to reduce future contributions of Frontier.  Forfeited nonvested Frontier contributions of approximately $575,000 were used to partially fund Frontier contributions for the year ended December 31, 2016.  As of December 31, 2016, forfeited nonvested Frontier contributions that remained to be used by Frontier totaled approximately $368,000.

(h)    Administrative Expenses

The administrative expenses of the Plan are paid by the Plan or by Frontier.  The majority of Plan administrative expenses paid by participants relate to investment management fees which are deducted from participant account balances.

(i)      Dividends

Dividends attributable to the participant’s interest in the Frontier Communications Corporation Common Stock Fund are reinvested in the Frontier Communications Corporation Common Stock Fund, unless the participant elects, in a manner approved by the Retirement Plan Committee of the Frontier Board of Directors, to receive dividends entirely in cash.  All cash dividends are received by the Trustee, and distributed to participants in cash no later than 90 days after the close of the Plan year.

(j)      Investments

The Plan’s investments are in a  Master Trust, which provides for the investment of assets of the Plan and another Frontier sponsored retirement plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee, who is responsible for the control and disbursement of the funds and portfolios of the Plan. Investment fees are charged against the earnings of the funds and portfolios.

Interest, dividends and net appreciation in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios.

The Verizon Common Stock Fund and the AT&T Common Stock Fund are closed to new contributions or exchanges.  However, any amounts invested in these funds will remain unless a participant changes their investment options.  A participant can exchange out of investments in these funds into any of the other investment options under the Plan, except for the Frontier Common Stock Fund.

A participant is restricted from investing more than 15% of current contributions in the Frontier Communications Corporation Common Stock Fund.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(k)     Registered Investment Company Fees

Investments in registered investment companies (mutual funds) are subject to sales charges and annual fees for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the investment earnings activity and thus not separately identifiable as an expense of the Plan.

(2)     Summary of Significant Accounting Policies

(a)     Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)    Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from these estimates.

(c)      Investments

The Master Trust’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust. The Plan’s interest in collective trusts are valued at Net Asset Value (“NAV”) based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The NAV is used as a practical expedient to estimate fair value. Common stock is valued at its quoted market price as of the end of the Plan year.  Money market funds are valued at the NAV of the shares held at year-end. In addition, the Plan offers a brokerage option, BrokerageLink, whereby participants invest in publicly traded registered investment companies not offered directly by the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  The net appreciation/depreciation in fair value of investments in the Master Trust consists of the net realized gains and losses on the disposal of investments during 2016 and the net unrealized appreciation/depreciation of the market value for the investments remaining in the Master Trust as of December 31, 2016.

(d)     Payment of Benefits

Benefits to participants are recorded when paid.

(e)      Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

(f)      Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board  (“FASB”) issued Accounting Standards Update (“ASU”)  No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (“Topic 960”) Defined Contribution Pension Plans (“Topic 962”) Health and Welfare Benefit Plans (“Topic 965”), Employee Benefit Plan Master Trust Reporting. The amendments in this update clarify presentation requirements for a plan’s interest in a master trust and require more detailed disclosures of the plan’s

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

interest in the master trust. The amendments in this update are effective for fiscal years beginning after December 15, 2018.  Early adoption is permitted and requires retrospective presentation for all periods in which financial statements are presented.  The Plan has elected not to adopt for the current plan year, and is reviewing the impact that adoption would have on its financial statements.

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using net asset value per share as a practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. This ASU is effective for the Plan beginning January 1, 2016. The Plan has adopted on a retrospective basis as of December 31, 2015. Accordingly, the fair value information as of December 31, 2015 disclosed in Note 3 has been modified to reflect this change as of last year’s financial statements.

(3)     Investment in Master Trust

The Plan’s specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants.  Realized gains and losses and changes in net unrealized appreciation or depreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan’s specific interest in the net assets of the Master Trust.  At December 31, 2016 and 2015, the Plan’s interest in the net assets of the Master Trust was approximately 95% and 93%, respectively.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

The following table presents the fair values of investments for the Master Trust as of December 31, 2016 and 2015:

	2016	2015

Frontier Common Stock	$20,033,187	$24,735,969
Verizon Common Stock	354,735,963	108,993,863
AT&T Common Stock	122,671,845	107,272,484
BrokerageLink Common Stock	3,243,434	1,962,975
Registered Investment Companies	1,893,874,600	1,152,146,667
Collective Trusts	285,786,658	172,309,892
Money Market Funds	18,034,264	6,402,324
Investments, at fair value	2,698,379,951	1,573,824,174

Receivables	79,843	106,481

	$2,698,459,794	$1,573,930,655

Investment income of the Master Trust for the year ended December 31, 2016 is as follows:

Net appreciation in fair value of investments	$88,905,932
Interest and dividends	68,039,057

$156,944,989

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Fair value is defined under U.S. GAAP as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value under U.S. GAAP must maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The input levels in the hierarchy of fair value measurements are  as follows:

Input Level	Description of Input
Level 1	Observable inputs such as quoted prices in active markets for identical assets.
Level 2	Inputs other than quoted prices in active markets that are either directly or indirectly observable.
Level 3	Unobservable inputs in which little or no market data exists.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables represent the Master Trust’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	Master Trust Fair Value Measurements at December 31, 2016
	Total	Level 1	Level 2	Level 3
Frontier Communications Corporation
Common Stock	$20,033,187	$20,033,187	$-	$-
Verizon Communications Inc.
Common Stock	354,735,963	354,735,963	-	-
AT&T Inc. Common Stock	122,671,845	122,671,845	-	-
BrokerageLink Common Stock	3,243,434	3,243,434	-	-
Registered Investment Companies	1,893,874,600	1,893,874,600	-	-
Collective Trusts (a)	285,786,658	-	-	-
Money Market Funds	18,034,264	-	18,034,264	-
Total investments at fair value	$2,698,379,951	$2,394,559,029	$18,034,264	$-

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

	Master Trust Fair Value Measurements at December 31, 2015
	Total	Level 1	Level 2	Level 3
Frontier Communications Corporation
Common Stock	$24,735,969	$24,735,969	$-	$-
Verizon Communications Inc.
Common Stock	108,993,863	108,993,863	-	-
AT&T Inc. Common Stock	107,272,484	107,272,484	-	-
BrokerageLink Common Stock	1,962,975	1,962,975	-	-
Registered Investment Companies	1,152,146,667	1,152,146,667	-	-
Collective Trusts (a)	172,309,892	-	-	-
Money Market Funds	6,402,324	-	6,402,324	-
Total investments at fair value	$1,573,824,174	$1,395,111,958	$6,402,324	$-

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Master Trust.

(4)     Party-in Interest Transactions

Certain investments in the Master Trust are in shares of registered investment companies and a  collective trust that are managed by an entity related to Fidelity Management Trust Company.  Fidelity Management Trust Company acts as the trustee as defined by the Plan and, therefore, transactions involving these assets  qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

The Master Trust held Frontier common stock amounting to  $20,033,187 and $24,735,969 as of December 31, 2016 and 2015, respectively.

(5)     Plan Termination

Although it has not expressed any intention to do so, Frontier has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, Collective Bargaining Agreements and the National Labor Relations Act. In the event of plan termination, participants will become 100% vested in their accounts.

(6)     Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated October 28, 2013, indicating that it meets the requirements of Section 401(a) and 501(a) of the IRC and has qualified status as an employee retirement plan.  Although the Plan has been amended, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements. An application to the Internal Revenue Service for a letter of determination was filed in January 2017.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority.  The Plan Administrator has analyzed the tax positions taken by the

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(7)     Risks and Uncertainties

The Plan offers a number of investment options including Frontier’s common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds principally include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Master Trust’s exposure to a concentration of issuer risk is limited by the diversification of investments across all participant-directed fund elections except for the Frontier Communications Corporation Common Stock Fund, Verizon Communications Inc. Common Stock Fund, and AT&T Inc. Common Stock Fund, each of which is invested in the security of a single issuer. Additionally, the investments within certain participant-directed fund elections may be further diversified into varied financial instruments.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

EIN #06-0619596 Plan #005

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2016

(a)	(b)	(c) and (d)	(e)

	Identity of Issuer	Description of Investment	Current Value

*	Participant loans	Maturing in 1 to 21 years, with interest
		rates ranging from 3.25% to 9.50%	$115,948,412

*Party-in-interest as defined by ERISA

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Frontier Communications 401(k) Savings Plan

By   /s/   Donald Daniels

Donald Daniels

Senior Vice President and Controller

(On behalf of Frontier Communications Corporation as Plan Administrator)

June 16,  2017

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements on Form S-8 (Nos. 333-91054 and 333-203625) of Frontier Communications Corporation of our report dated June 16, 2017, relating to the statements of net assets available for benefits of the Frontier Communications 401(k) Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016, which report appears in the Annual Report on Form 11-K.

/s/ Insero & Co. CPAs, LLP

Certified Public Accountants

Rochester, New York

June 16,  2017